UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Uni-Fuels Holdings Limited

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Uni-Fuels Holdings Limited Announces Appointment of Audit Committee Member

Uni-Fuels Holdings Limited (the “Company”) (Nasdaq: UFG) today announced that Ms. Gn Jong Yuh Gwendolyn, an independent director of the Company, was appointed as a member of the audit committee of the board of directors of the Company, effective as of 4 December 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: December 5, 2025	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer